Exhibit 5.1

Teresa L. Johnson Teresa.Johnson@aporter.com +1 415.471.3157 +1 415.471.3400 Fax Three Embarcadero Center 10th Floor San Francisco, CA 94111-4024

March 7, 2016

The Charles Schwab Corporation

211 Main Street

San Francisco, CA 94105

Re:	Underwritten Public Offering of 30,000,000 Depositary Shares, Each Representing a 1/40th Interest in a Share of 5.95% Non-Cumulative Perpetual Preferred Stock, Series D of The Charles Schwab Corporation

Ladies and Gentlemen:

This letter is being furnished to you in connection with the sale by The Charles Schwab Corporation, a Delaware corporation (the “Company”), of 30,000,000 depositary shares (the “Depositary Shares”), each representing a 1/40th interest in a share of the 5.95% Non-Cumulative Perpetual Preferred Stock, Series D of the Company (the “Series D Preferred Stock,” and together with the Depositary Shares, the “Securities”) pursuant to that certain Underwriting Agreement dated as of February 29, 2016, by and among the Company and the several Underwriters named in Schedule A thereto (the “Underwriting Agreement”). The Depositary Shares will be evidenced by depositary receipts (the “Depositary Receipts”) issued by Wells Fargo Bank, National Association (the “Depositary”) pursuant to that certain Deposit Agreement dated March 7, 2016 (the “Deposit Agreement”) by and among the Company, the Depositary and the holders from time to time of the Depositary Receipts. The issuance and sale of the Depositary Shares will be made under the Company’s registration statement on Form S-3 (No. 333-200939), originally filed with the Securities and Exchange Commission (the “Commission”) on December 15, 2014, as amended and supplemented through the date hereof (the “Registration Statement”).

In connection with this opinion, we have examined the following documents: (i) the Registration Statement; (ii) the Company’s Fifth Restated Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on May 15, 2001; (iii) the Certificate of Designations of Fixed to Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A filed with the Secretary of State of the State of Delaware on January 24, 2012, the Certificate of Designations of 6.00% Non-Cumulative Perpetual Preferred Stock, Series B filed with the Secretary of State of the State of Delaware on May 31, 2012, and the Certificate of Designations of 6.00% Non-Cumulative Perpetual Preferred Stock, Series C filed with the Secretary of State of the State of Delaware on July 30, 2015; (iv) the Company’s Fourth Restated Bylaws dated December 12, 2007, as amended on July 28, 2009 and January 27, 2010; (v) the Underwriting Agreement; (vi) the Deposit Agreement; (vii) resolutions of the Board of Directors of the

The Charles Schwab Corporation

March 7, 2016

Company adopted on December 11, 2014 and January 28, 2016, and resolutions of the Pricing Committee of the Board of Directors adopted on February 29, 2016; (viii) the Certificate of Designations of the Series D Preferred Stock, filed with the Secretary of State of the State of Delaware on March 3, 2016; (ix) the minute books of the Company provided to us by one or more officers of the Company; (x) the executed stock certificate evidencing the shares of Series D Preferred Stock deposited with the Depositary; (xi) the executed global depositary receipt evidencing the Depositary Shares (the “Global Depositary Receipt”); (xii) the written order of the Company pursuant to the Deposit Agreement, directing the Depositary to execute and deliver the Global Depositary Receipt; (xiii) one or more certificates of one or more officers of the Company; (xiv) one or more certificates of one or more officers of the Depositary; and (xv) one or more certificates of one or more public officials.

In rendering our opinion, we have assumed the legal capacity of individuals, that the signatures on all documents not executed in our presence are genuine, that all documents submitted to us as originals are authentic, that all documents submitted to us as reproduced or certified copies conform to the original documents, that all corporate records of the Company provided to us for review are accurate and complete, that each party to the documents referred to above (other than the Company) is duly qualified to engage in the transactions contemplated by such documents and has the requisite power and authority to perform its obligations thereunder, that each document referred to above has been duly authorized by, and constitutes the valid and binding obligation of, each party thereto (other than the Company), enforceable against such party (other than the Company) in accordance with its terms, and that each person or entity that has any right to enforce any document referred to above against the Company has filed any tax returns and paid any taxes required under the laws of the State of California. We have further assumed the due execution and delivery of all documents, where due execution and delivery are prerequisites to the enforceability thereof.

As to matters of fact material to our opinion, we have relied solely upon our review of the documents referred to above. We have assumed that the recitals of fact set forth in such documents are true, complete and correct on the date hereof. We have not independently verified any factual matters or the validity of any assumptions made by us in this letter and express no opinion with respect to such factual matters and disclaim any implication or inference as to the reasonableness of any such assumption. In rendering this opinion, we have considered only the Delaware General Corporation Law (including the statutory provisions, as well as all applicable provisions of the Delaware Constitution, and reported judicial decisions interpreting these laws) and those laws, statutes, rules and regulations of the State of New York (exclusive of municipal and other local laws) presently in effect that, in our experience, are normally applicable to transactions of the type contemplated by the documents referred to above, and we express no opinion with respect to choice of law or conflicts of law. We express no opinion whatsoever as to the compliance or noncompliance by any person with antifraud or information delivery provisions of state or federal laws, rules and regulations, and no inference regarding such compliance or noncompliance may be drawn from any opinion in this letter.

The Charles Schwab Corporation

March 7, 2016

Based upon the foregoing, and subject to the qualifications, limitations and exceptions set forth herein, and assuming, without expressing any opinion with respect thereto, that the Securities have been issued, sold and delivered against payment of the purchase price therefor in accordance with the terms of the Underwriting Agreement and the Deposit Agreement, we are of the opinion that the Depositary Shares are validly issued, fully paid and nonassessable, and that the holders of the Depositary Shares are entitled to the rights specified in the Deposit Agreement and the Global Depositary Receipt.

Our opinion above, insofar as it relates to the rights of the holders of the Depositary Shares, is subject to the following:

(1) Such opinion is subject to general principles of equity (regardless of whether considered in a proceeding in equity or at law) and to the effect of any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws. In addition, the availability of specific performance, injunctive relief, the appointment of a receiver and other equitable remedies is subject to the discretion of the tribunal before which any proceeding therefor may be brought.

(2) Notwithstanding any language of the Deposit Agreement to the contrary, indemnification of any party thereunder may be limited to recovery of only reasonable expenses, including, without limitation, reasonable attorneys’ fees and legal expenses. Such opinion, insofar as it relates to the enforceability of indemnification provisions set forth in the Deposit Agreement, is subject to laws and judicial decisions rendering unenforceable indemnification contrary to federal and state securities laws and the public policies underlying such laws, and laws limiting the enforceability of provisions exculpating or exempting a party, or requiring indemnification of a party for, liability for its own action or inaction, to the extent the action involves negligence, recklessness, willful misconduct or unlawful conduct.

(3) We express no opinion as to the enforceability of provisions of the Deposit Agreement to the extent they contain:

a.	waivers by the Company of any statutory or constitutional rights or remedies;

b.	grants by the Company of powers of attorney;

c.	cumulative remedies strictly to the extent such cumulative remedies purport to compensate, or would have the effect of compensating, the party entitled to the benefits thereof in an amount in excess of the actual loss suffered by such party; or

d.	terms to the effect that provisions in the Deposit Agreement may not be waived or modified except in writing, which may not be enforceable under certain circumstances.

The Charles Schwab Corporation

March 7, 2016

(4) We express no opinion as to whether courts other than state or federal courts in the State of New York would give effect to the choice of New York law governing the Deposit Agreement.

(5) Insofar as such opinion relates to the provisions of the Deposit Agreement regarding jurisdiction, service of process and venue (and the defense of an inconvenient forum), such opinion is limited to jurisdiction and service of process in respect of any action arising out of or based upon the Deposit Agreement brought, or sought to be brought, in any New York State or U.S. federal court in The City of New York. We express no opinion as to the subject matter jurisdiction of any federal court of the United States of America over any action between two parties neither of which is a “citizen” of any State for the purposes of 28 U.S.C. § 1332.

Notwithstanding anything in this letter to the contrary, the opinion set forth above is given only as of the date hereof and is expressly limited to the matters stated. No opinion is implied or may be inferred beyond what is explicitly stated in this letter. We disclaim any obligation to update the opinion rendered herein and express no opinion as to the effect of events occurring, circumstances arising, or changes of law becoming effective or occurring, after the date hereof on the matters addressed in this opinion letter, and we assume no responsibility to inform you of additional or changed facts, or changes in law, of which we may become aware.

We consent to the filing of this opinion as an exhibit to a Current Report on Form 8-K for incorporation by reference into the Registration Statement, to the use of our name in the Registration Statement (including the related prospectus and prospectus supplement) under the caption “Legal Matters,” and to the discussion of this opinion under such caption. By giving such consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission.

Very truly yours,

ARNOLD & PORTER LLP

By:	/s/ Teresa L. Johnson
Teresa L. Johnson